# Fourth quarter 2019
# Financial statements and review

# Equinor fourth quarter 2019 and year end results

Equinor reports adjusted earnings of USD 3.55 billion and USD 1.19 billion after tax in the fourth quarter of 2019. IFRS net operating income was USD 1.52 billion and the IFRS net income was negative USD 0.23 billion, following net impairments of USD 1.41 billion.

The fourth quarter and full year were characterised by:

- Solid financial results in a quarter with lower commodity prices
- Strong operational performance in 2019, and record high production in the fourth quarter
- Early start-up and effective ramp up of Johan Sverdrup. New projects on stream in 2019 represent 1.2 billion boe in expected resources net to Equinor, at an average break-even oil price around USD 30 per barrel
- Renewables projects in development in 2019 are expected to add 2.8 GW of electricity capacity to Equinor
- Strong growth in capital distribution in 2019, reflecting 13% growth in quarterly cash dividend and the launch of a USD 5 billion share buy-back programme
- Increase in quarterly cash dividend by 4% to USD 0.27 per share, and launch of an around USD 675 million second tranche of the share buy-back programme, subject to approvals by the annual general meeting

"Record high production, reduced costs and continued strong capital discipline contributed to solid results in a quarter with lower commodity prices. For the year we delivered competitive returns and strong growth in capital distribution. Going forward, we expect to grow production, returns and cash flow from a world-class project portfolio, representing 6 billion barrels to Equinor with an average break-even oil price below 35 dollars per barrel. The board proposes an increase in the quarterly dividend of 4% and the launch of the second tranche of our 5 billion dollar share buy-back programme, based on an even distribution for the rest of the period," says Eldar Sætre, President and CEO of Equinor ASA.

"We started production at Johan Sverdrup in October last year, ahead of schedule and more than 30% below the original cost estimate. We expect the entire phase 1 investment to be paid back already by the end of this year, less than 15 months after the first well was put in production," says Sætre.

"2019 was truly a game-changing year for our renewables business. We made the investment decision for Hywind Tampen in Norway and won the opportunities to develop Empire Wind offshore New York and Dogger Bank, the world's largest offshore wind development, in the UK. Renewables projects in development will add 2.8 gigawatts of electricity capacity to Equinor, more than five-fold our current capacity," says Sætre.

Adjusted earnings [5] were USD 3.55 billion in the fourth quarter, down from USD 4.39 billion in the same period in 2018. Adjusted earnings after tax [5] were USD 1.19 billion, down from USD 1.54 billion in the same period last year. Lower prices for both liquids and gas impacted the earnings for the quarter.

Adjusted operating costs and administrative expenses were down 8% from the same quarter last year. The Marketing, Midstream and Processing segment reported strong trading results and obtained high prices in a challenging market. Results in the E&P International segment were impacted by low US gas prices, higher field development costs and higher than normal expensing of previously capitalised exploration costs.

IFRS net operating income was USD 1.52 billion in the fourth quarter, down from USD 6.75 billion in the same period of 2018. IFRS net income was negative USD 0.23 billion in the fourth quarter, down from positive USD 3.37 billion in the fourth quarter of 2018. Net operating income was impacted by net impairment charges of USD 1.41 billion, of which USD 1.28 billion relates to assets on the Norwegian continental shelf, mainly as a result of change in method for including tax uplift in impairment evaluations.

For the full year, adjusted earnings [5] were USD 13.5 billion, down from USD 18.0 billion in 2018. IFRS net income was USD 1.85 billion, down from USD 7.54 billion in 2018.

Equinor delivered record high total equity production of 2,198 mboe per day in the fourth quarter, up 1% from the same period in 2018. The flexibility in the gas fields was used to defer production into periods with higher expected gas prices. Successful start-up and ramp-up of new fields as well as new well capacity, contributed to growth in production. The Johan Sverdrup field was put in production

5 October 2019 and is currently producing more than 350.000 barrels per day from eight wells. The field is expected to reach plateau during the summer of 2020.

As of the end of fourth quarter 2019, Equinor has completed 42 exploration wells with 18 commercial discoveries. Adjusted exploration expenses in the quarter were USD 0.44 billion, compared to USD 0.42 billion in the same quarter of 2018.

The organic proved reserve replacement ratio (RRR) was 83%, with a three-year average of 140%. With 6 billion barrels in proved reserves, Equinor's reserves to production ratio (R/P) was 8.6 years.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 21.8 billion in 2019, compared to USD 27.6 billion in 2018. Organic capital expenditure [5] was USD 10.0 billion for 2019. At year end, net debt to capital employed[1] was 23.8%. Increased oil volumes in transit to capture higher value and accelerated tax payments in Norway impacted the net debt ratio with an increase of around two percentage points. Following the implementation of IFRS 16, net debt to capital employed[1] was 29.5%.

The board of directors proposes to the annual general meeting to increase the dividend by 4% to USD 0.27 per share for the fourth quarter. Equinor is on track with executing its share buy-back programme of up to USD 5 billion over a period until the end of 2022, and will launch a second tranche of USD 225 million in the market, corresponding to around USD 675 million including the Norwegian State share, from around 18 May to 28 October 2020, subject to renewal of authorisation to execute share buy-backs at the annual general meeting.

Average $CO_2$-emissions from Equinors operated upstream production, on a 100% basis, was 9.5 kg per barrel in 2019.

The twelve-month average Serious Incident Frequency (SIF) was 0.6 for 2019, compared to 0.5 in 2018. The twelve-month average Total Recordable Injury Frequency (TRIF) was 2.5 for 2019, compared to 2.8 in 2018.

## Capital markets update

Today, Equinor presents its update to the capital markets, focusing on key deliveries:

- Growing production, cash flow and returns:
  - Expecting around 7% production growth in 2020 and to deliver an average annual production growth of around 3% from 2019 to 2026
  - Capacity to generate around USD 30 billion in organic cash flow[2] from 2020 to 2023, after taxes and organic investments, and around 15% return on average capital employed (ROACE) [5] in 2023, at an assumed oil price of USD 65 per barrel
- Driving long term value creation in line with the Paris Agreement. Equinor aims to:
  - Strengthen its industry leading position on carbon efficient production, aiming to reach carbon neutral global operations by 2030
  - Grow profitably within renewables, developing as a global offshore wind major
  - Reduce the net carbon intensity, from initial production to final consumption, of energy produced by at least 50% by 2050

"Equinor is already delivering competitive returns, and we expect to grow production, returns and cash flow going forward. We are investing in a world class project portfolio coming on stream towards 2026, representing 6 billion barrels to Equinor with an average break-even oil price below 35 dollars per barrel. In addition, Johan Sverdrup phase 1 will contribute to strong growth at the Norwegian continental shelf. High quality projects like Bay du Nord in Canada, Rosebank in the UK and BM-C-33 and Bacalhau in Brazil will deliver high profitable growth internationally," says Sætre.

During the last few years, Equinor has substantially strengthened its competitiveness and improved its project portfolio. Equinor is today increasing its ambition, aiming to achieve improvements with a cash flow effect of more than USD 3 billion from 2020 to 2025 through digital solutions and new ways of working. Equinor delivered industry leading unit production cost of USD 5.3 per barrel in 2019, and is targeting a 5% improvement towards 2021.

The ambition to reduce net carbon intensity by at least 50% by 2050 takes into account scope 1, 2 and 3 emissions, from initial production to final consumption. By 2050 each unit of energy produced will, on average, have less than half of the emissions compared to today. The ambition is expected to be met primarily through significant growth in renewables and changes in the scale and composition of the oil and gas portfolio. Operational efficiency, CCUS and hydrogen will also be important, and recognised offset mechanisms and natural sinks may be used as a supplement [3].

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.
[2] Defined as cash flow from operating activities after tax before working capital and after organic investments.
[3] See Forward-looking statements.

In 2026, Equinor expects a production capacity from renewable projects of 4 to 6 GW, Equinor share, mainly based on the current project portfolio. This is around 10 times higher than today's capacity, implying an annual average growth rate of more than 30%. Towards 2035, Equinor expects to increase installed renewables capacity further to 12 to 16 GW, dependent on availability of attractive project opportunities. Equinor expects to achieve unlevered real project returns of 6 to 10% and can achieve significantly higher return on equity investments through portfolio optimisation and efficient use of project financing.

"Today we are setting new short-, mid- and long-term ambitions to reduce our own greenhouse gas emissions and to shape our portfolio in line with the Paris Agreement. It is a good business strategy to ensure competitiveness and drive change towards a low carbon future, based on a strong commitment to value creation for our shareholders," says Sætre.

"Equinor's strategic direction is clear. We are developing as a broad energy company, leveraging the strong synergies between oil, gas, renewables, CCUS and hydrogen. We will continue addressing our own emissions in line with the emitter pays principle. But, we can and will do more. As part of the energy industry, we must be part of the solution to combat climate change and address decarbonisation more broadly, in line with changes in society," says Sætre.

Finally, Equinor announces its updated outlook:
- Equinor expects average annual organic capex [5] of USD 10-11 billion in 2020 and 2021, and around USD 12 billion for 2022 and 2023
- Equinor expects to deliver around 7% growth in production in 2020, and an average annual production growth of around 3% from 2019 to 2026 [7]
- Equinor expects exploration activity of around USD 1.4 billion in 2020[4]

| | Quarters | | Change | | | Full year | | |
|---|---|---|---|---|---|---|---|---|
| Q4 2019 | Q3 2019 | Q4 2018 | Q4 on Q4 | (in USD million, unless stated otherwise) | | 2019 | 2018 | Change |
| **1,516** | (469) | 6,745 | (78%) | Net operating income/(loss) | | **9,299** | 20,137 | (54%) |
| **3,550** | 2,593 | 4,387 | (19%) | Adjusted earnings [5] | | **13,484** | 17,959 | (25%) |
| **(230)** | (1,107) | 3,367 | N/A | Net income/(loss) | | **1,851** | 7,538 | (75%) |
| **1,186** | 1,077 | 1,537 | (23%) | Adjusted earnings after tax [5] | | **4,925** | 6,693 | (26%) |
| **2,198** | 1,909 | 2,170 | 1% | Total equity liquids and gas production (mboe per day) [4] | | **2,074** | 2,111 | (2%) |
| **56.5** | 52.5 | 59.0 | (4%) | Group average liquids price (USD/bbl) [1] | | **56.0** | 63.1 | (11%) |

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[4] Excluding signature bonuses and field development costs.

# GROUP REVIEW

## Fourth quarter 2019

**Total equity liquids and gas production** [4] was 2,198 mboe per day in the fourth quarter of 2019, up 1% compared to 2,170 mboe per day in the fourth quarter of 2018. The increase was mainly due to start-up of new fields on the NCS and in the E&P International reporting segment in addition to new wells in the US onshore business, partially offset by expected natural decline, operational challenges and reduced flexible gas production due to lower prices.

**Total entitlement liquids and gas production** [3] was 2,056 mboe per day in the fourth quarter of 2019, up 2% compared to 2,020 mboe per day in the fourth quarter of 2018. In addition to the factors mentioned above, production was positively influenced by lower effects from production sharing agreements (PSA) [4], and lower US royalty volumes. The net effect of PSA and US royalties was 142 mboe per day in total in the fourth quarter of 2019 compared to 150 mboe per day in the fourth quarter of 2018.

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Condensed income statement under IFRS (unaudited, in USD million) | Full year 2019 | 2018 | Change |
|---|---|---|---|---|---|---|---|
| **15,169** | 15,610 | 22,438 | (32%) | Total revenues and other income | **64,357** | 79,593 | (19%) |
| **(6,603)** | (7,667) | (9,821) | (33%) | Purchases [net of inventory variation] | **(29,532)** | (38,516) | (23%) |
| **(2,405)** | (2,922) | (2,701) | (11%) | Operating and administrative expenses | **(10,469)** | (10,286) | 2% |
| **(4,165)** | (4,619) | (2,729) | 53% | Depreciation, amortisation and net impairment losses | **(13,204)** | (9,249) | 43% |
| **(480)** | (871) | (442) | 9% | Exploration expenses | **(1,854)** | (1,405) | 32% |
| **1,516** | (469) | 6,745 | (78%) | Net operating income/(loss) | **9,299** | 20,137 | (54%) |
| **(230)** | (1,107) | 3,367 | N/A | Net income/(loss) | **1,851** | 7,538 | (75%) |

**Net operating income** was USD 1,516 million in the fourth quarter of 2019, compared to USD 6,745 million in the fourth quarter of 2018. The decrease was primarily due to lower average prices for liquids and gas and impairment losses mainly related to assets on the NCS. Lower unrealised derivatives gain and inventory hedging effects in the MMP reporting segment, and higher volumes in inventory with unrealised profit written down to production cost contributed to the decrease, partially offset by the NOK/USD currency exchange rate development.

In the fourth quarter of 2019, net operating income was negatively impacted mainly by net impairments of USD 1,425 million which includes USD 23 million related to associated companies, changes in fair value of derivatives and inventory hedge contracts of USD 282 million and higher volumes in inventory with unrealised profit written down to production cost of USD 591 million. Net operating income was positively affected by a net gain from the sale of assets of USD 185 million.

In the fourth quarter of 2018, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 1,192 million, the net effect of a reduction in provision of USD 682 million related to the Agbami redetermination process in Nigeria and a net gain on sale of assets of USD 546 million.

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Adjusted earnings (in USD million) | Full year 2019 | 2018 | Change |
|---|---|---|---|---|---|---|---|
| **15,336** | 15,352 | 19,874 | (23%) | Adjusted total revenues and other income | **63,335** | 77,451 | (18%) |
| **(6,048)** | (7,642) | (9,784) | (38%) | Adjusted purchases [6] | **(29,024)** | (38,486) | (25%) |
| **(2,496)** | (2,421) | (2,705) | (8%) | Adjusted operating and administrative expenses | **(9,850)** | (10,172) | (3%) |
| **(2,806)** | (2,432) | (2,582) | 9% | Adjusted depreciation, amortisation and net impairment losses | **(9,775)** | (9,706) | 1% |
| **(437)** | (263) | (417) | 5% | Adjusted exploration expenses | **(1,203)** | (1,128) | 7% |
| **3,550** | 2,593 | 4,387 | (19%) | Adjusted earnings [5] | **13,484** | 17,959 | (25%) |
| **1,186** | 1,077 | 1,537 | (23%) | Adjusted earnings after tax [5] | **4,925** | 6,693 | (26%) |

For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

**Adjusted total revenues and other income** were USD 15,336 million in the fourth quarter of 2019 compared to USD 19,874 million in the fourth quarter of 2018. Lower average prices for liquids and gas negatively affected Adjusted total revenues and other income as well as Adjusted purchases [6].

**Adjusted operating and administrative expenses** were USD 2,496 million in the fourth quarter of 2019, compared to USD 2,705 million in the fourth quarter of 2018. The 8% decrease was mainly due to the implementation of IFRS 16[5] and the NOK/USD currency exchange rate development. Lower preparation for operation costs on the NCS and decreased royalties and production fees in the E&P International reporting segment added to the decrease, partially offset by increased transportation costs mainly due to liquid volumes and ramp up of new fields on the NCS.

**Adjusted depreciation, amortisation and net impairment losses** were USD 2,806 million in the fourth quarter of 2019, compared to USD 2,582 million in the fourth quarter of 2018. The increase was mainly due to ramp-up of new fields on the NCS and in the UK, the implementation of IFRS 16[5] and increased investment mainly related to North America. Higher proved reserves estimates, the NOK/USD exchange rate development and a net decrease in field specific production partially offset the increase.

**Adjusted exploration expenses** were USD 437 million in the fourth quarter of 2019, an increase of USD 20 million compared to the fourth quarter of 2018. Higher field development costs, a lower portion of exploration expenditures being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed this quarter were partially offset by lower drilling and seismic costs. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[6] of USD 2,034 million to net operating income, **Adjusted earnings** [5] were USD 3,550 million in the fourth quarter of 2019, a 19% reduction from USD 4,387 million in the fourth quarter of 2018.

**Adjusted earnings after tax** [5] were USD 1,186 million in the fourth quarter of 2019, which reflects an effective tax rate on adjusted earnings of 66.6%, compared to 65.0% in the fourth quarter of 2018. The increase in the effective tax rate was mainly due to decreased adjusted earnings in the fourth quarter of 2019 in entities with lower than average tax rates, and in entities without recognised taxes.

**Cash flows provided by operating activities** decreased by USD 2,427 million compared to the fourth quarter of 2018. The decrease was mainly due to lower liquids and gas prices, a change in working capital and increased derivative payments, partially offset by decreased tax payments.

**Cash flows used in investing activities** increased by USD 1,351 million compared to the fourth quarter of 2018. The increase was mainly due to increased financial investments, partially offset by lower capital expenditures and increased proceeds from the sale of assets.

**Cash flows used in financing activities** increased by USD 687 million compared to the fourth quarter of 2018. The increase was mainly due to increased payment of short-term debt, share buy-back and lease payments being reclassified to financing cash flow following the IFRS 16[2] implementation, partially offset by a bond issue in the fourth quarter of 2019.

**Total cash flows** decreased by USD 4,465 million compared to the fourth quarter of 2018.

**Free cash flow** [5] in the fourth quarter of 2019 was negative USD 513 million compared to USD 637 million in the fourth quarter of 2018. The decrease was mainly due to lower liquids and gas prices, increased derivative payments and share buy-back, partially offset by decreased tax payments, lower capital expenditures, increased proceeds from the sale of assets and lease payments being reclassified to financing cash flow following the IFRS 16[5] implementation.

## Full year 2019

**Net operating income was** USD 9,299 million in 2019 compared to USD 20,137 million in 2018. The 54% decrease was primarily driven by lower liquids and gas prices and liquids volumes. Higher net impairments mainly related to unconventional onshore assets in North America and offshore assets on the NCS in addition to increased provisions in the MMP reporting segment related to the damage to the South Riding Point oil terminal, contributed to the decrease. The decrease was partially offset by a net gain on the sale of assets mainly related to the E&P Norway reporting segment in 2019.

In 2019, net operating income was negatively affected mainly by net impairments of USD 4,103 million[7] which includes USD 23 million related to associated companies, provisions of USD 485 million and a change in accounting policy of USD 123 million and net overlift effect of USD 134 million. Net operating income was positively impacted by a net gain on the sale of assets of USD 1,184 million and operational storage effects of USD 121 million in 2019.

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[5] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.
[6] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
[7] For more information, see note 2 Segments to the Condensed interim financial statement and notes.

In 2018, net operating income was positively affected by a net gain on the sale of assets of USD 654 million, a reduction in provision of USD 564 million, changes in fair value of derivatives and inventory hedge contracts totalling USD 375 million, in addition to net impairment reversals of USD 315 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. Net operating income was negatively impacted by operational storage effects of USD 132 million in 2018.

**Adjusted total revenues and other income** were USD 63,335 million in 2019 compared to USD 77,451 million in the 2018. Lower average prices and volumes for liquids and gas negatively affected Adjusted total revenues and other income, as well as Adjusted purchases [6].

**Adjusted operating and administrative expenses** were USD 9,850 million in 2019, a decrease of USD 322 million compared to 2018. The decrease was primarily impacted by the implementation of IFRS 16[5] and the NOK/USD exchange rate development, partially offset by increased transportation costs mainly related to liquids volumes and higher operation and maintenance costs mainly related to new fields.

**Adjusted depreciation, amortisation and net impairment losses** were USD 9,775 million in 2019, the same level as in 2018. Higher proved reserves estimates on several fields, no depreciation effect on one of the fields on the NCS and a net decrease in production were offset by increased investments in the E&P International segment, ramp-up of new fields and the implementation of IFRS 16[4].

**Adjusted exploration expenses** increased by USD 75 million to USD 1,203 million in 2019, primarily due to higher drilling and field development costs and higher portion of exploration expenditure capitalised in earlier years being expensed. A higher portion of exploration expenses being capitalised and lower seismic costs compared to 2018 partially offset the increase. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[8] of USD 4,185 million to net operating income, **Adjusted earnings** [5] were USD 13,484 million in 2019, down 25% from USD 17,959 million in 2018.

**Adjusted earnings after tax** [5] were USD 4,925 million in 2019, compared to USD 6,693 million in 2018. The effective tax rate on adjusted earnings was 63.5% in 2019, compared to an effective tax rate of 62.7% in 2018. The increase in the effective tax rate was mainly due to decreased adjusted earnings in 2019 in entities with lower than average tax rates, and in entities without recognised taxes.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)** [5] was 9.0% for the 12-month period ended 31 December 2019 and 12.0% for the 12-month period ended 31 December 2018.

**Organic capital expenditures** [5] amounted to USD 10.0 billion for the year ended 2019, compared to the original guidance for 2019 of USD 11 billion. Total capital expenditures were USD 14.8 billion in 2019.

Estimated **Proved reserves** at the end of 2019 were 6.007 billion barrels of oil equivalents (boe), a net decrease of 168 million boe compared to 6.175 billion boe at the end of 2018.

Sale of reserves through divestment of assets and reduced ownership shares totaled 125 million boe and was mainly due to the divestment of the Eagle Ford business in the US and the farm down of our shareholding in Lundin. Positive reserves revisions and improved oil recovery (IOR) efforts, primarily from the successful start-up of production on the Johan Sverdrup field, increased proved reserves by 330 million boe. Extensions and discoveries in several fields added 253 million boe to proved reserves, and the main contributors were the sanctioning of the North Komsomolskoye field in Russia and new wells drilled in our US onshore assets. Increased ownership share, mainly in the Johan Sverdrup and Caesar-Tonga fields, added 72 million boe to proved reserves.

The negative effect of the entitlement production was 698 million boe in 2019, compared to 713 million boe in 2018.

**The reserve replacement ratio (RRR)** was 76% in 2019 compared to 213% in 2018. The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to the amount of oil and gas produced. The reduction in RRR from last year is primarily due to the large additions of reserves in 2018 when the Troll phase 3 and Johan Sverdrup phase 2 projects, the Roncador acquisition and the increased ownership share in the Martin Linge field were added to proved reserves.

The average three-year replacement ratio (including the effects of sales and purchases), was 147% at the end of 2019 compared to 153% at the end of 2018. The organic proved reserves replacement ratio, excluding sales and purchases was 83% compared to 186% in 2018. The organic average three-year replacement ratio, was 140% at the end of 2019, compared to 142% at the end of 2018.

All numbers are including equity accounted entities.

**Cash flows provided by operating activities** decreased by USD 5,946 million compared to 2018. The decrease was mainly due to lower liquids and gas prices, increased derivative payments and a change in working capital, partially offset by decreased tax payments.

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[8] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.



**Cash flows used in investing activities** decreased by USD 618 million compared to 2018. The decrease was mainly due to lower cash flow used for business combinations, lower capital expenditures and increased proceeds from sale of assets, partially offset by increased financial investments.

**Cash flows used in financing activities** increased by USD 472 million compared to 2018. The increase was mainly due to lease payments being reclassified to financing cash flow following the IFRS 16[9] implementation, increased dividend paid and share buy-back partially offset by decreased repayment of finance debt and higher cash inflow from collateral related to derivatives.

**Total cash flows** decreased by USD 5,800 million compared to 2018.

**Free cash flow** [5] for 2019 was negative USD 175 million compared to USD 3,125 million in 2018. The decrease was mainly due to lower liquids and gas prices, increased derivative payments, increased dividend paid and share buy-back, partially offset by lower cash flow used for business combinations, lower capital expenditures, lease payments being reclassified to financing cash flow following the IFRS 16[9] implementation, increased proceeds from sale of assets and decreased tax payments.

# OUTLOOK

- **Organic capital expenditures** [5] are estimated at an annual average of USD 10-11 billion for 2020-2021 and around USD 12 billion annual average for 2022-2023
- Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.4 billion for 2020, excluding signature bonuses and field development costs
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019 – 2026, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2020 is estimated to be around 7% above 2019 level
- **Scheduled maintenance activity** is estimated to reduce the quarterly production by approximately 20 mboe per day in the first quarter of 2020. In total, maintenance is estimated to reduce equity production by around 45 mboe per day for the full year of 2020

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

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[9] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

# EXPLORATION & PRODUCTION NORWAY

## Fourth quarter 2019 review

**Average daily production of liquids and gas** increased by 2% to 1,346 mboe per day in the fourth quarter of 2019, compared to 1,317 mboe per day in the fourth quarter of 2018. The increase was mainly due to positive contributions from new fields, partially offset by expected natural decline, reduced flexible gas production and reduced ownership in some fields.

**Net operating income** was USD 1,476 million in the fourth quarter of 2019 compared to USD 3,736 million in the fourth quarter of 2018. The decrease was mainly due to impairment of assets and lower gas transfer price in the fourth quarter of 2019.

In the fourth quarter of 2019, net operating income was negatively impacted by impairment of assets of USD 1,284 million[10]. In the fourth quarter of 2018, a gain from the sale of exploration assets positively impacted net operating income by USD 490 million.

Adjusted operating and administrative expenses were stable. The costs related to ramp-up of new fields were offset by the NOK/USD exchange rate development. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to a net decrease in field specific production, increased proved reserves on several fields and the NOK/USD exchange rate development, The decrease was partially offset by ramp up of new fields. Adjusted exploration expenses decreased mainly due to lower drilling costs partially offset by a lower portion of exploration expenditure being capitalised this quarter.

After total adjustments of USD 1,262 million to net operating income, **Adjusted earnings** [5] were USD 2,738 million in the fourth quarter of 2019, a decrease of 15% from USD 3,232 million in the fourth quarter of 2018.

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Adjusted earnings (in USD million) | 2019 | Full year 2018 | Change |
|---|---|---|---|---|---|---|---|
| **4,944** | 3,680 | 5,529 | (11%) | Adjusted total revenues and other income | **17,951** | 21,709 | (17%) |
| **(852)** | (822) | (849) | 0% | Adjusted operating and administrative expenses | **(3,274)** | (3,266) | 0% |
| **(1,210)** | (981) | (1,272) | (5%) | Adjusted depreciation, amortisation and net impairment losses | **(4,155)** | (4,974) | (16%) |
| **(142)** | (142) | (177) | (20%) | Adjusted exploration expenses | **(478)** | (424) | 13% |
| **2,738** | 1,735 | 3,232 | (15%) | Adjusted earnings [5] | **10,043** | 13,047 | (23%) |

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

## Full year 2019

**Net operating income** for Exploration & Production Norway was USD 9,631 million in 2019 compared to USD 14,406 million in 2018. The decrease was mainly due to lower liquids prices, decreased liquids volumes, lower gas transfer price and impairment of assets. The decrease was partially offset by a gain on the sale of assets in 2019.

In 2019, net operating income was negatively impacted by impairment of assets of USD 1,284 million, a negative impact of USD 81 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances, partially offset by gain on sale of assets of USD 977 million. In 2018, net operating income was positively impacted by net impairment reversals of USD 597 million, a gain from sale of exploration assets of USD 490 million and the implementation effect of USD 216 million related to a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses were stable. Transportation costs and ramp-up of new fields were offset by the NOK/USD exchange rate development. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to a net decrease in production, increased proved reserves on several fields and no depreciation effect for one of the fields, partially offset by ramp-up of new fields. Adjusted exploration expenses increased mainly due to higher drilling and field development costs.

After total adjustments of USD 412 million to net operating income, **Adjusted earnings** [5] were USD 10,043 million in 2019, a decrease of 23% from USD 13,047 million in 2018.

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[10] For more information, see note 2 Segments to the Condensed interim financial statements

# EXPLORATION & PRODUCTION INTERNATIONAL

## Fourth quarter 2019 review

**Average daily equity production of liquids and gas** was 852 mboe per day in the fourth quarter of 2019, approximately on the same level as the fourth quarter of 2018. Expected natural decline was offset by start-up and ramp-up of new fields in offshore North America and in the UK, and new wells in the US onshore.

**Average daily entitlement production of liquids and gas** increased slightly to 710 mboe per day in the fourth quarter of 2019 compared to 704 mboe per day in the fourth quarter of 2018. The increase was due to lower effects from production sharing agreements (PSA) [4] and US royalty volumes [4]. The net effects from PSA and US royalties were 142 mboe per day in the fourth quarter of 2019 compared to 150 mboe per day in the fourth quarter of 2018.

**Net operating income** was USD 60 million in the fourth quarter of 2019 compared to USD 1,456 million in the fourth quarter of 2018. The negative development was primarily due to the net effect of a reduction in provisions of USD 682 million, related to a redetermination process for the Agbami field in Nigeria in the fourth quarter of 2018. Lower liquids and gas prices, increased exploration expenses and the impact of net impairment losses of USD 98 million in the fourth quarter of 2019 contributed to the decrease. This was partially offset by higher entitlement production.

Adjusted operating and administrative expenses were at approximately the same level as in the fourth quarter of 2018. Increased operating and transportation expenses due to new fields were mostly offset by decreased royalties and production fees driven by lower prices and related volumes. Adjusted depreciation, amortisation and net impairment losses increased mainly due to new fields in production and higher investments, partially offset by higher proved reserves estimates. Adjusted exploration expenses increased mainly due to a higher portion of capitalised exploration expenditure from earlier years being expensed this quarter, a higher portion of wells being capitalized and higher field development costs, partially offset by lower seismic costs. After total adjustments of USD 186 million to net operating income, **Adjusted earnings** [5] were USD 247 million in the fourth quarter of 2019, down from USD 774 million in the fourth quarter of 2018.

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Adjusted earnings (in USD million) | Full year 2019 | 2018 | Change |
|---|---|---|---|---|---|---|---|
| **2,615** | 2,463 | 3,029 | (14%) | Adjusted total revenues and other income | **10,360** | 11,468 | (10%) |
| | | | | | | | |
| **(25)** | 15 | (33) | (25%) | Adjusted purchases | **(34.4)** | (25.6) | 34% |
| **(791)** | (753) | (788) | 0% | Adjusted operating and administrative expenses | **(3,161)** | (3,013) | 5% |
| **(1,257)** | (1,169) | (1,194) | 5% | Adjusted depreciation, amortisation and net impairment losses | **(4,442)** | (4,290) | 4% |
| **(295)** | (121) | (239) | 23% | Adjusted exploration expenses | **(725)** | (704) | 3% |
| | | | | | | | |
| **247** | 435 | 774 | (68%) | Adjusted earnings [5] | **1,997** | 3,435 | (42%) |

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

## Full year 2019

**Net operating income** for E&P International was negative USD 800 million in 2019, compared to positive USD 3,802 million in 2018. The negative development was mainly due to net impairment losses in 2019, lower liquids and gas prices, and a positive impact in 2018 from a reduction in a provision related to a redetermination process for the Agbami field in Nigeria. Higher operating and administrative expenses, together with increased depreciation expenses added to the decrease. This was partially offset by increased entitlement production. In 2019, net operating income was negatively impacted by net impairment losses of USD 2,571 million mainly related to unconventional assets in North America, net losses related to sale of assets of USD 92 million and an implementation effect of USD 81 million from a change in accounting policy for lifting imbalances. In 2018, net operating income was positively impacted by the above-mentioned provision of USD 682 million and an implementation effect of USD 71 million from a change in accounting policy for lifting imbalances, partially offset by net impairment losses of USD 435 million.

Adjusted operating and administrative expenses increased primarily due to portfolio changes, and higher operation and transportation expenses driven by new fields on stream and volume growth in US onshore. Adjusted depreciation, amortisation and net impairment losses increased due to higher investments, new fields in production and portfolio changes, partially offset by higher proved reserves estimates. Adjusted exploration expenses were mainly at the same level as last year. After total adjustments of USD 2,797 million to net operating income, **Adjusted earnings** [5] were USD 1,997 million in 2019, down from USD 3,435 million in 2018.

# MARKETING, MIDSTREAM & PROCESSING

## Fourth quarter 2019 review

**Natural gas sales volumes** amounted to 15.9 billion standard cubic meters (bcm) in the fourth quarter of 2019, up 0.5 bcm compared to the fourth quarter of 2018. Of the total gas sales in the fourth quarter of 2019, entitlement gas was 13.6 bcm, down 0.1 bcm from the fourth quarter of 2018. The decrease was mainly due to lower NCS entitlement volumes.

**Liquids sales volumes** amounted to 172.3 million barrels (mmbl) in the fourth quarter of 2019, down 39.5 mmbl compared to the fourth quarter of 2018 mainly due to reduced volumes from the US due to more volumes in transit and the current shut down of the South Riding Point oil terminal in the Bahamas.

**Average invoiced European natural gas sales price** was 26% lower in the fourth quarter of 2019 compared to the fourth quarter of 2018. **Average invoiced North American piped gas sales price** decreased by 23% in the same period due to the decreased Henry Hub price.

**Net operating income** was USD 360 million in the fourth quarter of 2019 compared to USD 1,255 million in the fourth quarter of 2018. The decrease was mainly due to an unrealised loss on derivatives resulting from changes in forward prices, and higher operating and administrative expenses mainly due to increased transportation costs. In the fourth quarter of 2019, net operating income was negatively impacted by derivatives losses and periodisation of inventory hedging effects of USD 316 million, partially offset by reduced provisions totalling USD 92 million. In the fourth quarter of 2018, net operating income was positively impacted by unrealised derivatives gains and effects from periodisation of inventory hedging totalling USD 1,184 million, partially offset by negative effects from operational storage of USD 272 million and reduced processing margins.

Adjusted purchases [6] decreased mainly due to lower volumes for liquids and lower prices for all products. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids. Adjusted depreciation, amortisation and net impairment losses were stable. After total adjustments of USD 164 million to net operating income, Adjusted earnings [5] were USD 524 million in the fourth quarter of 2019, compared to USD 319 million in the fourth quarter of 2018. The increase was mainly due to higher results from liquids trading and gas infrastructure.

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Adjusted earnings (in USD million) | 2019 | Full year 2018 | Change |
|---|---|---|---|---|---|---|---|
| **14,766** | 14,641 | 19,112 | (23%) | Adjusted total revenues and other income | **60,989** | 75,349 | (19%) |
| **(12,909)** | (13,016) | (17,545) | (26%) | Adjusted purchases [6] | **(54,574)** | (69,164) | (21%) |
| **(1,237)** | (1,072) | (1,150) | 8% | Adjusted operating and administrative expenses | **(4,479)** | (4,259) | 5% |
| **(96)** | (105) | (98) | (1%) | Adjusted depreciation, amortisation and net impairment losses | **(394)** | (370) | 6% |
| **524** | 448 | 319 | 64% | Adjusted earnings [5] | **1,541** | 1,556 | (1%) |

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

## Full year 2019

**Net operating income** for MMP was USD 1,004 million in 2019 compared to USD 1,906 million in 2018. The decrease was mainly due to increased operating and administrative expenses related to higher transportation costs for liquid volumes, higher provisions and impairments related to damage to the South Riding Point oil terminal in the Bahamas, in addition to onerous contract provisions in North America. In 2019, net operating income was negatively impacted by provisions totalling USD 418 million and impairments of USD 206 million, and positively impacted by operational storage effects of USD 121 million. In 2018, net operating income was positively impacted by unrealised derivative gains and inventory hedging effects totalling USD 315 million, a gain on sale of assets totalling USD 129 million, and was negatively impacted by operational storage effects of USD 132 million.

Adjusted total revenues and other income and Adjusted purchases decreased, primarily driven by lower prices for all products, as well as lower volumes for liquids. Adjusted operating and administrative expenses increased mainly due to higher transportation costs for liquid volumes. Adjusted depreciation, amortisation and net impairment losses increased mainly due to depreciation of assets starting production in 2019. After total net adjustments of USD 537 million, **Adjusted earnings** [5] were USD 1,541 million in 2019, a slight decrease from USD 1,556 million in 2018. Decreased results from lower processing margins and gas results were offset by improved liquids trading results.

# CONDENSED INTERIM FINANCIAL STATEMENTS

## Fourth quarter 2019

**CONSOLIDATED STATEMENT OF INCOME**

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | (unaudited, in USD million) | Note | Full year 2019 | Full year 2018* |
|---|---|---|---|---|---|---|
| **14,900** | 14,704 | 21,722 | Revenues | 2 | 62,911 | 78,555 |
| **14** | 46 | 136 | Net income/(loss) from equity accounted investments | | 164 | 291 |
| **255** | 860 | 580 | Other income | 3 | 1,283 | 746 |
| **15,169** | 15,610 | 22,438 | Total revenues and other income | 2 | 64,357 | 79,593 |
| **(6,603)** | (7,667) | (9,821) | Purchases [net of inventory variation] | | (29,532) | (38,516) |
| **(2,238)** | (2,732) | (2,510) | Operating expenses | | (9,660) | (9,528) |
| **(167)** | (190) | (190) | Selling, general and administrative expenses | | (809) | (758) |
| **(4,165)** | (4,619) | (2,729) | Depreciation, amortisation and net impairment losses | 6 | (13,204) | (9,249) |
| **(480)** | (871) | (442) | Exploration expenses | 6 | (1,854) | (1,405) |
| **(13,653)** | (16,079) | (15,693) | Total operating expenses | 2 | (55,058) | (59,456) |
| **1,516** | (469) | 6,745 | Net operating income/(loss) | 2 | 9,299 | 20,137 |
| **(495)** | 340 | (179) | Net financial items | 4 | (7) | (1,263) |
| **1,020** | (129) | 6,566 | Income/(loss) before tax | | 9,292 | 18,874 |
| **(1,250)** | (978) | (3,200) | Income tax | 5 | (7,441) | (11,335) |
| **(230)** | (1,107) | 3,367 | Net income/(loss) | | 1,851 | 7,538 |
| **(236)** | (1,107) | 3,366 | Attributable to equity holders of the company | | 1,843 | 7,535 |
| **6** | 1 | 1 | Attributable to non-controlling interests | | 8 | 3 |
| **(0.07)** | (0.33) | 1.01 | Basic earnings per share (in USD) | | 0.55 | 2.27 |
| **(0.07)** | (0.33) | 1.01 | Diluted earnings per share (in USD) | | 0.55 | 2.27 |
| **3,313** | 3,329 | 3,329 | Weighted average number of ordinary shares outstanding (in millions) | | 3,326 | 3,326 |

* Audited

**CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME**

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | (unaudited, in USD million) | Full year 2019 | Full year 2018 * |
|---|---|---|---|---|---|
| **(230)** | (1,107) | 3,367 | Net income/(loss) | 1,851 | 7,538 |
| **63** | 192 | (132) | Actuarial gains/(losses) on defined benefit pension plans | 427 | (110) |
| **(12)** | (49) | 26 | Income tax effect on income and expenses recognised in OCI[1] | (98) | 22 |
| **51** | 142 | (106) | Items that will not be reclassified to the Consolidated statement of income | 330 | (88) |
| **1,203** | (1,726) | (1,433) | Currency translation adjustments | (51) | (1,652) |
| **0** | 0 | (0) | Net gains/(losses) from available for sale financial assets | 0 | 64 |
| **0** | 57 | 6 | Share of OCI from equity accounted investments | 44 | (5) |
| **1,203** | (1,668) | (1,426) | Items that may be subsequently reclassified to the Consolidated statement of income | (7) | (1,593) |
| **1,253** | (1,526) | (1,533) | Other comprehensive income/(loss) | 323 | (1,681) |
| **1,023** | (2,633) | 1,834 | Total comprehensive income/(loss) | 2,174 | 5,857 |
| **1,017** | (2,633) | 1,833 | Attributable to the equity holders of the company | 2,166 | 5,855 |
| **6** | 1 | 1 | Attributable to non-controlling interests | 8 | 3 |

* Audited
1) Other comprehensive income (OCI)

**CONSOLIDATED BALANCE SHEET**

| (unaudited, in USD million) | Note | At 31 December 2019 | At 30 September 2019 | At 31 December 2018 * |
|---|---|---|---|---|
| ASSETS | | | | |
| Property, plant and equipment | 6 | 69,953 | 69,954 | 65,262 |
| Intangible assets | 6 | 10,738 | 10,877 | 9,672 |
| Equity accounted investments | | 1,442 | 1,421 | 2,863 |
| Deferred tax assets | | 3,881 | 3,435 | 3,304 |
| Pension assets | | 1,093 | 871 | 831 |
| Derivative financial instruments | | 1,365 | 1,486 | 1,032 |
| Financial investments | | 3,600 | 3,185 | 2,455 |
| Prepayments and financial receivables | | 1,214 | 1,174 | 1,033 |
| | | | | |
| Total non-current assets | | 93,285 | 92,403 | 86,452 |
| | | | | |
| Inventories | | 3,363 | 2,501 | 2,144 |
| Trade and other receivables | | 8,233 | 6,917 | 8,998 |
| Derivative financial instruments | | 578 | 949 | 318 |
| Financial investments | | 7,426 | 7,203 | 7,041 |
| Cash and cash equivalents | | 5,177 | 6,838 | 7,556 |
| | | | | |
| Total current assets | | 24,778 | 24,408 | 26,056 |
| | | | | |
| Assets classified as held for sale | 3, 9 | 0 | 297 | 0 |
| | | | | |
| Total assets | | 118,063 | 117,108 | 112,508 |
| | | | | |
| EQUITY AND LIABILITIES | | | | |
| Shareholders' equity | | 41,139 | 40,983 | 42,970 |
| Non-controlling interests | | 20 | 16 | 19 |
| | | | | |
| Total equity | | 41,159 | 40,999 | 42,990 |
| | | | | |
| Finance debt | 4, 8 | 24,945 | 24,401 | 23,264 |
| Deferred tax liabilities | | 9,410 | 9,731 | 8,671 |
| Pension liabilities | | 3,867 | 3,765 | 3,820 |
| Provisions and other liabilities | 7 | 17,951 | 18,269 | 15,952 |
| Derivative financial instruments | | 1,173 | 1,409 | 1,207 |
| | | | | |
| Total non-current liabilities | | 57,346 | 57,576 | 52,914 |
| | | | | |
| Trade, other payables and provisions | | 10,450 | 8,663 | 8,368 |
| Current tax payable | 5 | 3,699 | 4,115 | 4,654 |
| Finance debt | | 4,087 | 4,375 | 2,463 |
| Dividends payable | | 859 | 864 | 766 |
| Derivative financial instruments | | 462 | 516 | 352 |
| | | | | |
| Total current liabilities | | 19,557 | 18,533 | 16,604 |
| | | | | |
| Total liabilities | | 76,904 | 76,109 | 69,518 |
| | | | | |
| Total equity and liabilities | | 118,063 | 117,108 | 112,508 |

* Audited

**CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**

| (unaudited, in USD million) | Share capital | Additional paid-in capital | Retained earnings | Currency translation adjustments | OCI from equity accounted investments | Share-holders' equity | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| At 31 December 2017 * | 1,180 | 7,933 | 34,342 | (3,554) | (40) | 39,861 | 24 | 39,885 |
| Net income | | | 7,535 | | | 7,535 | 3 | 7,538 |
| Other comprehensive income/(loss) | | | (24) | (1,652) | (5) | (1,681) | | (1,681) |
| Total comprehensive income | | | | | | | | 5,857 |
| Dividends | 5 | 333 | (3,064) | | | (2,726) | | (2,726) |
| Other equity transactions | | (19) | 0 | | | (19) | (8) | (27) |
| | | | | | | | | |
| At 31 December 2018 * | 1,185 | 8,247 | 38,790 | (5,206) | (44) | 42,970 | 19 | 42,990 |
| | | | | | | | | |
| At 31 December 2018 * | 1,185 | 8,247 | 38,790 | (5,206) | (44) | 42,970 | 19 | 42,990 |
| Net income | | | 1,843 | | | 1,843 | 8 | 1,851 |
| Other comprehensive income/(loss) | | | 330 | (51) | 44 | 323 | | 323 |
| Total comprehensive income | | | | | | | | 2,174 |
| Dividends | | | (3,453) | | | (3,453) | | (3,453) |
| Share buy-back[1] | | (500) | | | | (500) | | (500) |
| Other equity transactions | 0 | (15) | (29) | | | (44) | (7) | (52) |
| | | | | | | | | |
| **At 31 December 2019** | **1,185** | **7,732** | **37,481** | **(5,258)** | **0** | **41,139** | **20** | **41,159** |

* Audited

1) In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has commenced and will end no later than 25 February 2020. For the first tranche Equinor has entered into an irrevocable agreement with a third party for up to USD 500 million of shares to be purchased in the market, while around USD 1.0 billion of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general meeting in order for the Norwegian State to maintain their ownership percentage in Equinor. As of 31 December 2019 USD 442 million of the USD 500 million order has been acquired in the open market, of which USD 442 million has been settled.

The first tranche of USD 500 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to the irrevocable agreement with the third party. The remaining order of the first tranche is accrued for and classified as Trade, other payables and provisions. The recognition of the State's share will be deferred until the decision at the annual general meeting in May 2020.

**CONSOLIDATED STATEMENT OF CASH FLOWS**

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | (unaudited, in USD million) | Note | Full year 2019 | 2018 * |
|---|---|---|---|---|---|---|
| 1,020 | (129) | 6,566 | Income/(loss) before tax | | 9,292 | 18,874 |
| 4,165 | 4,619 | 2,730 | Depreciation, amortisation and net impairment losses | 6 | 13,204 | 9,249 |
| 104 | 650 | 52 | Exploration expenditures written off | | 777 | 357 |
| (23) | (295) | (68) | (Gains)/losses on foreign currency transactions and balances | 4 | (224) | 166 |
| (193) | (851) | (543) | (Gains)/losses on sale of assets and businesses | 3 | (1,187) | (648) |
| (143) | 678 | (624) | (Increase)/decrease in other items related to operating activities | | 1,016 | (526) |
| 393 | 141 | (859) | (Increase)/decrease in net derivative financial instruments | | (595) | 409 |
| 49 | 50 | 54 | Interest received | | 215 | 176 |
| (197) | (226) | (124) | Interest paid | | (723) | (441) |
| 5,175 | 4,637 | 7,184 | Cash flows provided by operating activities before taxes paid and working capital items | | 21,776 | 27,615 |
| (2,651) | (1,447) | (3,681) | Taxes paid | | (8,286) | (9,010) |
| (751) | 990 | 697 | (Increase)/decrease in working capital | | 259 | 1,090 |
| 1,774 | 4,180 | 4,200 | Cash flows provided by operating activities | | 13,749 | 19,694 |
| (0) | (1,794) | (0) | Cash used in business combinations[1] | 3 | (2,274) | (3,557) |
| (2,700) | (2,637) | (2,990) | Capital expenditures and investments | | (10,204) | (11,367) |
| (212) | 2,584 | 1,345 | (Increase)/decrease in financial investments | | (1,012) | 1,358 |
| 3 | 182 | 67 | (Increase)/decrease in derivatives financial instruments | | 298 | 238 |
| (18) | 0 | 264 | (Increase)/decrease in other interest bearing items | | (10) | 343 |
| 882 | 1,519 | 620 | Proceeds from sale of assets and businesses | 3 | 2,608 | 1,773 |
| (2,045) | (146) | (694) | Cash flows used in investing activities | | (10,594) | (11,212) |
| 984 | 0 | 0 | New finance debt | | 984 | 998 |
| (1,029) | (855) | (756) | Repayment of finance debt | | (2,419) | (2,875) |
| (850) | (859) | (760) | Dividends paid | | (3,342) | (2,672) |
| (351) | (91) | 0 | Share buy-back[2] | | (442) | 0 |
| (237) | (639) | 720 | Net current finance debt and other | | (277) | (476) |
| (1,483) | (2,443) | (796) | Cash flows provided by/(used in) financing activities | | (5,496) | (5,024) |
| (1,755) | 1,590 | 2,710 | Net increase/(decrease) in cash and cash equivalents | | (2,341) | 3,458 |
| 115 | (154) | (73) | Effect of exchange rate changes on cash and cash equivalents | | (38) | (292) |
| 6,816 | 5,379 | 4,919 | Cash and cash equivalents at the beginning of the period (net of overdraft) | | 7,556 | 4,390 |
| 5,177 | 6,816 | 7,556 | Cash and cash equivalents at the end of the period (net of overdraft)[3] | | 5,177 | 7,556 |

 * Audited
1) Net after cash and cash equivalents acquired.
2) For more information, see Consolidated statement of changes in equity.
3) At 31 December 2019 and at 31 December 2018 cash and cash equivalents net overdraft were zero.

# Notes to the Condensed interim financial statements

## 1 Organisation and basis of preparation

**Organisation and principal activities**
Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the fourth quarter of 2019 were authorised for issue by the board of directors on 5 February 2020.

**Basis of preparation**
These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

- Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.
- Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor's ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the agenda decision in the IFRS Interpretations Committee (IFRIC) on the topic "Sale of output by a joint operator (IFRS 11)", which was finalised in March 2019. The impact of this change on Equinor's financial statements was not material.

There have been no other changes to the significant accounting policies in the four quarters of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

**Use of estimates**
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

## 2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments . All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations

| Fourth quarter 2019 (in USD million) | E&P Norway | E&P International | MMP | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 22 | 497 | 14,342 | 293 | 0 | 15,154 |
| Revenues inter-segment | 4,934 | 2,043 | 127 | 1 | (7,104) | 0 |
| Net income/(loss) from equity accounted investments | 0 | (3) | 5 | 11 | 0 | 14 |
| Total revenues and other income | 4,956 | 2,538 | 14,474 | 305 | (7,104) | 15,169 |
| Purchases [net of inventory variation] | (2) | (25) | (12,873) | (0) | 6,297 | (6,603) |
| Operating, selling, general and administrative expenses | (842) | (802) | (1,145) | 169 | 215 | (2,405) |
| Depreciation, amortisation and net impairment losses | (2,494) | (1,313) | (96) | (262) | 0 | (4,165) |
| Exploration expenses | (142) | (338) | 0 | 0 | 0 | (480) |
| Total operating expenses | (3,480) | (2,477) | (14,114) | (93) | 6,511 | (13,653) |
| Net operating income/(loss) | 1,476 | 60 | 360 | 211 | (593) | 1,516 |
| Additions to PP&E, intangibles and equity accounted investments | 1,455 | 1,079 | 114 | 227 | 0 | 2,875 |

| Fourth quarter 2018 (in USD million) | E&P Norway | E&P International | MMP | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 488 | 1,573 | 20,228 | 14 | 0 | 22,302 |
| Revenues inter-segment | 5,589 | 2,299 | 87 | 0 | (7,976) | 0 |
| Net income/(loss) from equity accounted investments | (41) | 6 | 5 | 165 | 0 | 136 |
| | | | | | | |
| Total revenues and other income | 6,036 | 3,877 | 20,320 | 180 | (7,976) | 22,438 |
| | | | | | | |
| Purchases [net of inventory variation] | 1 | (33) | (17,817) | (0) | 8,029 | (9,821) |
| Operating, selling, general and administrative expenses | (852) | (781) | (1,150) | (98) | 182 | (2,701) |
| Depreciation, amortisation and net impairment losses | (1,272) | (1,342) | (98) | (18) | 0 | (2,729) |
| Exploration expenses | (177) | (264) | 0 | 0 | 0 | (442) |
| | | | | | | |
| Total operating expenses | (2,300) | (2,421) | (19,065) | (117) | 8,210 | (15,693) |
| | | | | | | |
| Net operating income/(loss) | 3,736 | 1,456 | 1,255 | 63 | 235 | 6,745 |
| | | | | | | |
| Additions to PP&E, intangibles and equity accounted investments | 1,442 | 1,141 | 75 | 205 | 0 | 2,862 |

| Full year 2019 (in USD million) | E&P Norway | E&P International | MMP | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 1,048 | 2,127 | 60,491 | 527 | 0 | 64,194 |
| Revenues inter-segment | 17,769 | 8,168 | 439 | 4 | (26,379) | 0 |
| Net income/(loss) from equity accounted investments | 15 | 30 | 25 | 93 | 0 | 164 |
| | | | | | | |
| Total revenues and other income | 18,832 | 10,325 | 60,955 | 624 | (26,379) | 64,357 |
| | | | | | | |
| Purchases [net of inventory variation] | (1) | (34) | (54,454) | (1) | 24,958 | (29,532) |
| Operating, selling, general and administrative expenses | (3,284) | (3,352) | (4,897) | 272 | 793 | (10,469) |
| Depreciation, amortisation and net impairment losses | (5,439) | (6,361) | (600) | (804) | 0 | (13,204) |
| Exploration expenses | (478) | (1,377) | 0 | 0 | 0 | (1,854) |
| | | | | | | |
| Total operating expenses | (9,201) | (11,124) | (59,951) | (533) | 25,750 | (55,058) |
| | | | | | | |
| Net operating income/(loss) | 9,631 | (800) | 1,004 | 92 | (629) | 9,299 |
| | | | | | | |
| Additions to PP&E, intangibles and equity accounted investments | 7,316 | 5,855 | 788 | 823 | 0 | 14,782 |
| | | | | | | |
| Balance sheet information | | | | | | |
| Equity accounted investments | 3 | 321 | 90 | 1,028 | 0 | 1,442 |
| Non-current segment assets | 33,795 | 37,558 | 5,124 | 4,214 | 0 | 80,691 |
| Non-current assets, not allocated to segments | | | | | | 11,152 |
| | | | | | | |
| Total non-current assets | | | | | | 93,285 |

| Full year 2018 (in USD million) | E&P Norway | E&P International | MMP | Other | Eliminations | Total |
|---|---|---|---|---|---|---|
| Revenues third party, other revenue and other income | 588 | 3,181 | 75,487 | 45 | 0 | 79,301 |
| Revenues inter-segment | 21,877 | 9,186 | 291 | 2 | (31,355) | 0 |
| Net income/(loss) from equity accounted investments | 10 | 31 | 16 | 234 | 0 | 291 |
| | | | | | | |
| Total revenues and other income | 22,475 | 12,399 | 75,794 | 280 | (31,355) | 79,593 |
| | | | | | | |
| Purchases [net of inventory variation] | 2 | (26) | (69,296) | (0) | 30,805 | (38,516) |
| Operating, selling, general and administrative expenses | (3,270) | (3,006) | (4,377) | (288) | 653 | (10,286) |
| Depreciation, amortisation and net impairment losses | (4,370) | (4,592) | (215) | (72) | 0 | (9,249) |
| Exploration expenses | (431) | (973) | 0 | 0 | 0 | (1,405) |
| | | | | | | |
| Total operating expenses | (8,069) | (8,597) | (73,888) | (360) | 31,458 | (59,456) |
| | | | | | | |
| Net operating income/(loss) | 14,406 | 3,802 | 1,906 | (79) | 103 | 20,137 |
| | | | | | | |
| Additions to PP&E, intangibles and equity accounted investments | 6,947 | 7,403 | 331 | 519 | 0 | 15,201 |
| | | | | | | |
| Balance sheet information | | | | | | |
| Equity accounted investments | 1,102 | 296 | 92 | 1,373 | 0 | 2,863 |
| Non-current segment assets | 30,762 | 38,672 | 5,148 | 353 | 0 | 74,934 |
| Non-current assets, not allocated to segments | | | | | | 8,655 |
| | | | | | | |
| Total non-current assets | | | | | | 86,452 |

In the fourth quarter of 2019 Equinor recognised net impairments of USD 1,407 million of which USD 43 million was classified as exploration expenses, and USD 164 million was impairment of goodwill.

In the E&P Norway segment the net impairment was USD 1,284 million of which USD 164 million was impairment of goodwill. The impairment was triggered by decreased the short-term gas price assumptions in addition to the annual required assessment of goodwill.

In the E&P International segment the net impairment was USD 98 million of which USD 43 million was classified as exploration expenses. The impairment was triggered by the decreased short-term gas price assumptions.

In the fourth quarter of 2019 operating expenses in the MMP segment was impacted by a reduced cost estimate of USD 123 million related to clean-up of oil spill and other consequences of the hurricane Dorian in Bahamas in the third quarter.

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

**Revenues from contracts with customers by geographical areas**

When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for the fourth quarter of 2019, Norway constitutes 78% and the US constitutes 15% of such revenues. For the fourth quarter of 2018 the revenues to Norway and US constituted 72% and 17% respectively.

For the full year of 2019, Norway constitutes 75% and the US constitutes 18% of such revenues. For the full year of 2018 the revenues to Norway and US constituted 75% and 18% respectively.

**Non-current assets by country**

| (in USD million) | At 31 December 2019 | At 30 September 2019 | At 31 December 2018 |
|---|---|---|---|
| Norway | 40,292 | 39,994 | 34,952 |
| USA | 17,776 | 18,455 | 19,409 |
| Brazil | 8,724 | 8,669 | 7,861 |
| UK | 5,657 | 5,261 | 4,588 |
| Canada | 1,672 | 1,651 | 1,546 |
| Azerbaijan | 1,598 | 1,551 | 1,452 |
| Angola | 1,564 | 1,669 | 1,874 |
| Denmark | 984 | 958 | 407 |
| Tanzania | 964 | 964 | 957 |
| Algeria | 915 | 930 | 986 |
| Other countries | 1,986 | 2,149 | 3,764 |
| | | | |
| Total non-current assets[1] | 82,133 | 82,252 | 77,797 |

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

**Revenues from contracts with customers and other revenues**

| Quarters | | | | Full Year | |
|---|---|---|---|---|---|
| Q4 2019 | Q3 2019 | Q4 2018 | (in USD million) | 2019 | 2018 |
| 7,837 | 8,667 | 9,767 | Crude oil | 33,505 | 40,948 |
| 2,642 | 2,236 | 4,079 | Natural gas | 11,281 | 14,070 |
| 2,879 | 2,404 | 3,285 | Refined products | 10,652 | 13,124 |
| 1,548 | 1,224 | 1,801 | Natural gas liquids | 5,807 | 7,167 |
| 295 | 205 | 268 | Transportation | 967 | 1,033 |
| 27 | 123 | 594 | Other sales | 445 | 903 |
| | | | | | |
| 15,229 | 14,859 | 19,794 | Revenues from contracts with customers | 62,657 | 77,246 |
| | | | | | |
| | | (94) | Over/Under lift | | 137 |
| 73 | 83 | 466 | Taxes paid in-kind | 344 | 865 |
| (110) | (610) | 130 | Physically settled commodity derivatives | (1,086) | 488 |
| (354) | 298 | 1,418 | Gain/(loss) on commodity derivatives | 732 | (216) |
| 62 | 74 | 9 | Other revenues | 265 | 36 |
| (329) | (155) | 1,928 | Total other revenues | 254 | 1,309 |
| | | | | | |
| 14,900 | 14,704 | 21,722 | Revenues | 62,911 | 78,555 |

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

## 3 Acquisitions and disposals

### Acquisition of interest in Rosebank project in UK

In the first quarter of 2019 Equinor closed an agreement to acquire Chevron's 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

### Acquisition of 100% shares in Danske Commodities

In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC's performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. In the fourth quarter of 2019, the purchase price allocation was finalised with no significant change compared to initial recognition.

### Acquisition of offshore wind lease in USA

In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition was recognised in the Other segment as an increase in the intangible assets.

### Swap of interests in the Norwegian Sea and the North Sea region of the NCS

In the second quarter of 2019 Equinor and Faroe Petroleum closed a swap transaction in the Norwegian Sea and the North Sea region of the NCS with no cash effect at the effective date. The effective date of the swap transaction is 1 January 2019. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 280 million, including goodwill of USD 82 million, and increased liabilities of USD 97 million. In the third quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. A gain of USD 137 million on the divested interests has been presented in the line item Other income in the Consolidated statement of income. The transactions were tax-exempt and have been accounted for in the E&P Norway segment.

### Acquisition of interest in the Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. In the second quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. The transaction has been accounted for in the E&P International segment.

### Acquisition and divestment of operated interest in the Bacalhau (formerly Carcará) field in Brazil

In the second quarter of 2019 Equinor and Barra Energia ("Barra") closed an agreement for Equinor to acquire Barra's 10% interest in the BM-S-8 licence in Brazil's Santos basin. Upon closing, Equinor sold 3.5% to ExxonMobil and 3% to Galp, fully aligning interests across BM-S-8 and Bacalhau (formerly Carcará) North. The total consideration for Barra's 10% interest was USD 415 million, and the transaction was accounted for as an asset acquisition. The total consideration for divested interests is on the same terms as the invested interest and amounts to USD 269 million. The value of the net acquired exploration assets resulted in an increase in intangible assets of USD 146 million at the date of transactions. The net cash payment from the transactions is USD 101 million. The transactions have been accounted for in the E&P International segment.

### Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico

In the third quarter of 2019 Equinor received governmental approval and closed a deal to acquire preferential rights to an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. The total consideration, including interim period settlement, was USD 813 million in cash. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 850 million and increased liabilities of USD 37 million. The transaction increased Equinor's interest in the field from 23.55% to 46.00%. The transaction was recognised in the E&P International segment.

### Acquisition of interest in Johan Sverdrup and divestment of Lundin shares

In the third quarter of 2019 Equinor closed a deal to divest a 16% shareholding in Lundin for a direct interest of 2.6% in the Johan Sverdrup field in addition to a cash consideration. The consideration for the Lundin shares was SEK 14,510 million (USD 1,508 million) at the closing date, while the consideration for the Johan Sverdrup interest was USD 981 million including interim period settlement.

On 5 August 2019 the divestment of the shares in Lundin was closed, and Equinor recognised a gain of USD 837 million including recycling of other comprehensive income and a fair value adjustment of the remaining 4.9% shares (subsequent to Lundin redeeming the acquired shares). The gain on the divested interest is presented in the line item Other income in the E&P Norway segment.
After the divestment the remaining investment in Lundin is recognised at fair value through profit and loss and classified as non-current financial investment in the balance sheet.

On 30 August 2019 the acquisition of 2.6% of Johan Sverdrup was closed. The acquired interest has been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 1,580 million, including goodwill of USD 612 million, increased deferred tax of USD 612 million and other changes of USD 13 million. The acquisition has been accounted for in the E&P Norway segment.

Both transactions were tax-exempted.

**Divestment of interest in Arkona offshore windfarm**
In the fourth quarter of 2019, Equinor closed an agreement to sell a 25% ownership interest in the AWE-Arkona-Windpark Entwicklunds-GMBH to EIP Offshore Wind Germany I Holding GMBH for a total amount of EUR 475 million (USD 526 million) including interim period settlement. Following the transaction, Equinor retains a 25% interest in the Arkona offshore windfarm. RWE Renewables will remain the operator with a 50% interest. A gain of USD 212 million has been presented in the line item Other income in the Consolidated statement of income in the Other segment.

**Divestment of interest in Eagle Ford asset in the onshore USA**
In the fourth quarter of 2019, Equinor closed an agreement to sell all its interests in the Eagle Ford onshore asset as well as all of Equinor´s shares in Edwards Lime Gathering LLC for a consideration of USD 352 million. An immaterial loss has been presented in the line item Operating expenses in the Consolidated statement of income. The loss on sale is presented in the E&P International segment.

**Investment of interest onshore Argentina**
On 18 December 2019 Equinor entered into an agreement to acquire a 50% interest in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the late pilot phase of development. The consideration before adjustments is USD 177,5 million. The consideration will be adjusted for cash flows, including cash flows related to working capital and debt, from 1 January 2020 until closing. Upon closing, the acquisition is expected to be accounted for by using the equity method. Closing is expected in the first quarter of 2020 and the investment will be accounted for in the E&P International segment.

## 4 Financial items

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | (in USD million) | Full year 2019 | 2018 |
|---|---|---|---|---|---|
| 23 | 295 | 68 | Gains/(losses) on net foreign exchange | 224 | (166) |
| 210 | 180 | 39 | Interest income and other financial items | 746 | 283 |
| (308) | 208 | (12) | Gains/(losses) on derivative financial instruments | 473 | (341) |
| (421) | (343) | (274) | Interest and other finance expenses | (1,450) | (1,040) |
| | | | | | |
| (495) | 340 | (179) | Net financial items | (7) | (1,263) |

The line item Interest income and other financial items includes expenses of USD 64 million for the full year of 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor's 2018 Annual Report and Form 20-F.

Gains (losses) on derivative financial instruments is a gain of USD 473 million in 2019 mainly due to decreased interest rates, compared to a loss of USD 341 million in 2018 mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 340 million has been utilised as of 31 December 2019.

In the fourth quarter of 2019 Equinor issued a USD 1 billion bond with 30 years maturity. The bond was issued in USD and is fully and unconditionally guaranteed by Equinor Energy AS.

## 5 Income taxes

| | Quarters | | | | Full year | |
|---|---|---|---|---|---|---|
| Q4 2019 | Q3 2019 | Q4 2018 | (in USD million) | | 2019 | 2018 |
| 1,020 | (129) | 6,566 | Income/(loss) before tax | | 9,292 | 18,874 |
| (1,250) | (978) | (3,200) | Income tax expense | | (7,441) | (11,335) |
| >100% | >(100%) | 48.7% | Effective tax rate | | 80.1% | 60.1% |

The tax rate for the fourth quarter of 2019 and for the full year 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates, partially offset by tax exempted gains on divestments as described in note 3 Acquisitions and disposals.

The tax rate for the fourth quarter of 2019 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the fourth quarter of 2018 and for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets and tax exempted divestment of interest on the NCS. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 560 million in the fourth quarter and USD 910 million for the full year 2018 reflected in the E&P International segment.

## 6 Property, plant and equipment and intangible assets

| (in USD million) | Property, plant and equipment | Intangible assets |
|---|---|---|
| Balance at 31 December 2018 | 65,262 | 9,672 |
| Implementation of IFRS 16 Leases[1] | 3,992 | 0 |
| Opening balance per 1 January 2019 | 69,254 | 9,672 |
| Additions through business combinations | 2,093 | 1,080 |
| Additions | 12,076 | 1,571 |
| Transfers | 213 | (213) |
| Disposals and reclassifications | (444) | (373) |
| Expensed exploration expenditures and impairment losses | – | (777) |
| Depreciation, amortisation and net impairment losses | (12,980) | (224) |
| Effect of foreign currency translation adjustments | (260) | 4 |
| Balance at 31 December 2019 | 69,953 | 10,738 |

1) See note 8 Changes in accounting policies 2019

Right of Use (RoU) assets are included within property, plant and equipment with a book value of USD 4,011 million per 31 December 2019. Additions to RoU assets amounts to USD 871 million. Gross depreciation and impairment of RoU assets amounts to USD 1,150 million for the full year 2019, of which depreciation costs of USD 375 million have been allocated to exploration and development activities, are presented net on the depreciation, amortisation and net impairment losses and additions lines in the table above.

**Impairments and impairment reversals**
For information on impairment losses and reversals per reporting segment see note 2 Segments.

| Full year 2019<br>(in USD million) | Property, plant and<br>equipment | Intangible<br>assets | Total |
|---|---|---|---|
| Producing and development assets | 3,230 | 608 | 3,838 |
| Goodwill | - | 164 | 164 |
| Other intangible assets | - | 41 | 41 |
| Acquisition costs related to oil and gas prospects | - | 49 | 49 |
| Total net impairment losses (reversals) recognised | 3,230 | 863 | 4,093 |

The net impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts of impairments in the fourth quarter of 2019 were based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. The long-term commodity prices assumptions were updated in the third quarter of 2019.

## 7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 2,110 million compared to year-end 2018, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet. In certain PSA arrangements, Equinor's estimated share of ARO is paid into an escrow account over the producing life of the field. Equinor presents ARO net of these payments in the Consolidated balance sheet.

The provision for expected costs related to damages caused by Hurricane Dorian in the third quarter at the South Riding Point oil terminal in the Bahamas is reduced by USD 223 million, due to updated estimates and costs incurred. For further information see note 2 Segments.

In January 2020, Equinor on behalf of the Troll licence signed a settlement agreement with COSL Offshore Management AS in the dispute over the termination of the long-term contract for the rig COSL Innovator. Equinor's share of the agreed settlement payment amounts to USD 57.5 million, which has been reflected in Operating expenses in the E&P Norway segment in the fourth quarter of 2019.

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor's ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have continued to work towards a final settlement and agreed-upon ownership percentage adjustment during 2019. Equinor's provision for the best estimate of the impact of the redetermination process as of year-end 2019 amounts to USD 853 million. During the fourth quarter of 2019 the provision has been reclassified from long term Provisions to short term Trade and other payables in the Consolidated balance sheet, due to expectations that there will be a cash outflow in the process within a year. The impact of the redetermination process on the Consolidated statement of income was immaterial in the fourth quarter.

In the fourth quarter of 2019, Equinor received a draft decision from Norwegian tax authorities in the matter related to internal pricing on certain transactions between Equinor Shared Center Belgium (ESCB) and Equinor ASA. The main issue in this matter relates to ESCB's capital structure and its compliance with the arm length's principle. The draft decision covers the fiscal years 2012 to 2016 and represents an exposure of approximately USD 180 million. Equinor is currently evaluating the draft decision and will respond to the tax authorities during the first quarter of 2020. It continues to be Equinor's view that arm's length pricing has been applied and that the group has a strong position, and at year-end 2019 no amounts have consequently been provided for this matter in the accounts.

In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction as of March 2016 would be subject to a 20% ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). Equinor, in line with other affected international peer companies, are of the opinion that this tax is unconstitutional, and have initiated legal processes concerning the matter in the legal system of the State of Rio de Janeiro, with favorable decisions so far. The Brazilian Industry Association also filed a suit with the Federal Supreme Court of Brazil challenging the law's constitutionality. Due to the ongoing production from the Peregrino field, and more recently also from the Roncador field, Equinor's downside exposure in connection with this case is increasing, and at year-end 2019 amounted to approximately USD 700 million. Equinor is of the opinion that the group has a strong position in the case, and no amounts have consequently been provided for this issue in the accounts. The timing of the final resolution of this matter cannot be ascertained with sufficient certainty, but the process may be expected to take several years. No payment of the ICMS will become due until a court decision is rendered declaring this law to be constitutional.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

## 8 Changes in accounting policies 2019

**IFRS 16 Leases**
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor's annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of USD 4.2 billion and RoU assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor's equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

| (in USD million) | At 31 December 2018 | IFRS 16 Adjustments | At 1 January 2019 |
|---|---|---|---|
| Property, plant and equipment | 65,262 | 3,992 | 69,254 |
| Prepayments and financial receivables | 1,033 | 52 | 1,085 |
| Total non-current assets | | 4,044 | |
| Trade and other receivables | 8,998 | 45 | 9,043 |
| Total current assets | | 45 | |
| Total assets | | 4,089 | |
| Non-current finance debt | 23,264 | 3,159 | 26,423 |
| Provisions | 15,952 | (105) | 15,847 |
| Total non-current liabilities | | 3,054 | |
| Trade and other payables and provisions | 8,369 | (34) | 8,335 |
| Current finance debt | 2,463 | 1,069 | 3,532 |
| Total current liabilities | | 1,035 | |
| Total liabilities | | 4,089 | |

Note 23 Implementation of IFRS 16 Leases in the 2018 annual financial statements includes a reconciliation between the lease liabilities recognised at transition to IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019, Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 325 million commenced or were cancelled in 2019.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor's lease liabilities per 1 January 2019;

| (in USD million) | 2019 | 2020-2021 | 2022-2023 | 2024-2028 | After 2028 | Total |
|---|---|---|---|---|---|---|
| Lease payments | 1,133 | 1,655 | 921 | 1,086 | 472 | 5,267 |

For the full year of 2019, Equinor recorded total lease payments of USD 1,287 million, of which USD 151 million were interest payments and USD 1,136 million were down-payments of lease liabilities. The total lease liabilities per 31 December 2019 were USD 4,339 million, presented in the balance sheet within the lines Current and Non-current finance debt with USD 1,148 million and USD 3,191 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per 1 January 2019 was 3.1%.

## 9 Subsequent events

On 5 February 2020, the board of directors proposed to declare a dividend for the fourth quarter of 2019 of USD 0.27 per share (subject to annual general meeting approval). The Equinor share will trade ex-dividend 15 May 2020 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 18 May 2020 and payment date will be 29 May 2020.

On 30 January 2020, Equinor closed an agreement with Schlumberger Production Management Holding Argentina B.V. SPM to acquire a 50 % interest in SPM Argentina S.A. For further information see Note 3 Acquisitions and disposals.

# Supplementary disclosures

**Operational data**

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Operational data | Full year 2019 | 2018 | Change |
|---|---|---|---|---|---|---|---|
| | | | | **Prices** | | | |
| **63.3** | 61.9 | 67.8 | (7%) | Average Brent oil price (USD/bbl) | **64.3** | 71.1 | (9%) |
| **59.3** | 52.6 | 59.8 | (1%) | E&P Norway average liquids price (USD/bbl) | **57.4** | 64.3 | (11%) |
| **52.8** | 52.3 | 58.1 | (9%) | E&P International average liquids price (USD/bbl) | **54.5** | 61.6 | (12%) |
| **56.5** | 52.5 | 59.0 | (4%) | Group average liquids price (USD/bbl) [1] | **56.0** | 63.1 | (11%) |
| **515** | 465 | 497 | 4% | Group average liquids price (NOK/bbl) [1] | **493** | 513 | (4%) |
| **3.88** | 3.96 | 6.40 | (39%) | Transfer price natural gas (USD/mmbtu) [9] | **4.46** | 5.65 | (21%) |
| **5.31** | 5.19 | 7.67 | (31%) | Average invoiced gas prices - Europe (USD/mmbtu) [8] | **5.79** | 7.04 | (18%) |
| **2.23** | 1.99 | 3.58 | (38%) | Average invoiced gas prices - North America (USD/mmbtu) [8] | **2.43** | 3.04 | (20%) |
| **3.0** | 5.9 | 4.1 | (27%) | Refining reference margin (USD/bbl) [2] | **4.1** | 5.3 | (23%) |
| | | | | **Entitlement production (mboe per day)** | | | |
| **619** | 497 | 571 | 8% | E&P Norway entitlement liquids production | **535** | 565 | (5%) |
| **458** | 448 | 454 | 1% | E&P International entitlement liquids production | **447** | 434 | 3% |
| **1,077** | 946 | 1,026 | 5% | Group entitlement liquids production | **983** | 999 | (2%) |
| **727** | 570 | 745 | (3%) | E&P Norway entitlement gas production | **700** | 722 | (3%) |
| **252** | 230 | 249 | 1% | E&P International entitlement gas production | **228** | 218 | 5% |
| **979** | 799 | 995 | (2%) | Group entitlement gas production | **928** | 940 | (1%) |
| **2,056** | 1,745 | 2,020 | 2% | Total entitlement liquids and gas production [3] | **1,911** | 1,940 | (1%) |
| | | | | **Equity production (mboe per day)** | | | |
| **619** | 497 | 571 | 8% | E&P Norway equity liquids production | **535** | 565 | (5%) |
| **564** | 564 | 580 | (3%) | E&P International equity liquids production | **564** | 567 | (1%) |
| **1,182** | 1,061 | 1,152 | 3% | Group equity liquids production | **1,099** | 1,132 | (3%) |
| **727** | 570 | 745 | (3%) | E&P Norway equity gas production | **700** | 722 | (3%) |
| **289** | 278 | 273 | 6% | E&P International equity gas production | **275** | 256 | 7% |
| **1,015** | 848 | 1,019 | (0%) | Group equity gas production | **975** | 979 | (0%) |
| **2,198** | 1,909 | 2,170 | 1% | Total equity liquids and gas production [4] | **2,074** | 2,111 | (2%) |
| | | | | **MMP sales volumes** | | | |
| **172.3** | 210.2 | 211.8 | (19%) | Crude oil sales volumes (mmbl) | **764.2** | 845.4 | (10%) |
| **13.6** | 11.2 | 13.8 | (1%) | Natural gas sales Equinor entitlement (bcm) | **52.2** | 52.8 | (1%) |
| **2.2** | 1.3 | 1.6 | 38% | Natural gas sales third-party volumes (bcm) | **7.3** | 5.7 | 29% |

**Exchange rates**

| Q4 2019 | Quarters Q3 2019 | Q4 2018 | Change Q4 on Q4 | Exchange rates | Full year 2019 | 2018 | Change |
|---|---|---|---|---|---|---|---|
| **0.1097** | 0.1129 | 0.1186 | (8%) | NOK/USD average daily exchange rate | 0.1136 | 0.1229 | (8%) |
| **0.1139** | 0.1100 | 0.1151 | (1%) | NOK/USD period-end exchange rate | 0.1139 | 0.1151 | (1%) |
| **9.1177** | 8.8573 | 8.4298 | 8% | USD/NOK average daily exchange rate | 8.8037 | 8.1338 | 8% |
| **8.7803** | 9.0874 | 8.6885 | 1% | USD/NOK period-end exchange rate | 8.7803 | 8.6885 | 1% |
| **1.1071** | 1.1118 | 1.1413 | (3%) | EUR/USD average daily exchange rate | 1.1192 | 1.1798 | (5%) |
| **1.1234** | 1.0889 | 1.1450 | (2%) | EUR/USD period-end exchange rate | 1.1234 | 1.1450 | (2%) |

**Health, safety and the environment**

| Health, safety and the environment | Full year 2019 | Full year 2018 |
|---|---|---|
| Injury/incident frequency | | |
| Total recordable injury frequency (TRIF) | 2.5 | 2.8 |
| Serious Incident Frequency (SIF) | 0.6 | 0.5 |
| Oil spills | | |
| Accidental oil spills (number of) | 219 | 238 |
| Accidental oil spills (cubic metres) | 8983 | 138 |

| Climate | Full year 2019 | Full year 2018 |
|---|---|---|
| Upstream CO2 intensity (kg CO2/boe) [1] | 9.5 | 9.0 |

1) Total scope 1 emissions of $CO_2$ (kg $CO_2$) from exploration and production, divided by total production (boe).

## Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

| Items impacting net operating income in the fourth quarter of 2019 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income/(loss) | **1,516** | 1,476 | 60 | 360 | (382) |
| | | | | | |
| Total revenues and other income | **168** | (12) | 77 | 291 | (189) |
| Changes in fair value of derivatives | **102** | (9) | - | 111 | - |
| Periodisation of inventory hedging effect | **180** | - | - | 180 | - |
| Impairment from associated companies | **23** | - | - | - | 23 |
| Over-/underlift | **74** | (3) | 77 | - | - |
| Gain/loss on sale of assets | **(212)** | - | - | - | (212) |
| | | | | | |
| Purchases [net of inventory variation] | **556** | - | - | (36) | 591 |
| Operational storage effects | **(36)** | - | - | (36) | - |
| Eliminations | **591** | - | - | - | 591 |
| | | | | | |
| Operating and administrative expenses | **(91)** | (10) | 11 | (92) | - |
| Over-/underlift | **(46)** | (10) | (36) | - | - |
| Gain/loss on sale of assets | **27** | - | 27 | - | - |
| Provisions | **(72)** | - | 20 | (92) | - |
| | | | | | |
| Depreciation, amortisation and net impairment losses | **1,359** | 1,284 | 55 | - | 20 |
| Impairment | **1,359** | 1,284 | 55 | - | 20 |
| | | | | | |
| Exploration expenses | **43** | - | 43 | - | - |
| Impairment | **43** | - | 43 | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **2,034** | 1,262 | 186 | 164 | 422 |
| | | | | | |
| Adjusted earnings [5] | **3,550** | 2,738 | 247 | 524 | 41 |
| | | | | | |
| Tax on adjusted earnings | **(2,364)** | (1,979) | (112) | (233) | (41) |
| | | | | | |
| Adjusted earnings after tax [5] | **1,186** | 759 | 134 | 291 | 1 |

| Items impacting net operating income in the fourth quarter of 2018 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income/(loss) | **6,745** | 3,736 | 1,456 | 1,255 | 298 |
| | | | | | |
| Total revenues and other income | **(2,564)** | (507) | (849) | (1,208) | - |
| Changes in fair value of derivatives | **(901)** | (17) | 9 | (893) | - |
| Periodisation of inventory hedging effect | **(291)** | - | - | (291) | - |
| Gain/loss on sale of assets | **(549)** | (490) | (35) | (24) | - |
| Provisions | **(823)** | - | (823) | - | - |
| | | | | | |
| Purchases [net of inventory variation] | **37** | - | - | 272 | (235) |
| Operational storage effects | **272** | - | - | 272 | - |
| Eliminations | **(235)** | - | - | - | (235) |
| | | | | | |
| Operating and administrative expenses | **(4)** | 3 | (7) | - | - |
| Gain/loss on sale of assets | **3** | 3 | 0 | - | - |
| Provisions | **(7)** | - | (7) | - | - |
| | | | | | |
| Depreciation, amortisation and net impairment losses | **148** | - | 148 | - | - |
| Provisions | **148** | - | 148 | - | - |
| | | | | | |
| Exploration expenses | **25** | - | 25 | - | - |
| Impairment | **36** | - | 36 | - | - |
| Cost accrual changes | **(11)** | - | (11) | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **(2,358)** | (504) | (683) | (936) | (235) |
| | | | | | |
| Adjusted earnings [5] | **4,387** | 3,232 | 774 | 319 | 63 |
| | | | | | |
| Tax on adjusted earnings | **(2,850)** | (2,411) | (282) | (174) | 18 |
| | | | | | |
| Adjusted earnings after tax [5] | **1,537** | 821 | 491 | 144 | 81 |

| Items impacting net operating income in the full year of 2019 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income/(loss) | **9,299** | 9,631 | (800) | 1,004 | (537) |
| | | | | | |
| Total revenues and other income | **(1,022)** | (881) | 35 | 33 | (209) |
| Changes in fair value of derivatives | **(291)** | (18) | - | (273) | - |
| Periodisation of inventory hedging effect | **306** | - | - | 306 | - |
| Impairment from associated companies | **23** | - | - | - | 23 |
| Over-/underlift | **166** | 114 | 52 | - | - |
| Gain/loss on sale of assets | **(1,227)** | (977) | (17) | - | (232) |
| | | | | | |
| Purchases [net of inventory variation] | **508** | - | - | (121) | 628 |
| Operational storage effects | **(121)** | - | - | (121) | - |
| Eliminations | **628** | - | - | - | 628 |
| | | | | | |
| Operating and administrative expenses | **619** | 9 | 191 | 418 | - |
| Over-/underlift | **(32)** | (33) | 1 | - | - |
| Change in accounting policy[1] | **123** | 42 | 81 | - | - |
| Gain/loss on sale of assets | **43** | - | 43 | - | - |
| Provisions | **485** | - | 66 | 418 | - |
| | | | | | |
| Depreciation, amortisation and net impairment losses | **3,429** | 1,284 | 1,920 | 206 | 20 |
| Impairment | **3,549** | 1,284 | 2,039 | 206 | 20 |
| Reversal of impairment | **(120)** | - | (120) | - | - |
| | | | | | |
| Exploration expenses | **651** | - | 651 | - | - |
| Impairment | **651** | - | 651 | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **4,185** | 412 | 2,797 | 537 | 439 |
| | | | | | |
| Adjusted earnings [5] | **13,484** | 10,043 | 1,997 | 1,541 | (98) |
| | | | | | |
| Tax on adjusted earnings | **(8,559)** | (7,200) | (633) | (729) | 2 |
| | | | | | |
| Adjusted earnings after tax [5] | **4,925** | 2,844 | 1,364 | 813 | (96) |

1) Change in accounting policy for lifting imbalances.

| Items impacting net operating income in the full year of 2018 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income/(loss) | **20,137** | 14,406 | 3,802 | 1,906 | 23 |
| | | | | | |
| Total revenues and other income | **(2,141)** | (766) | (931) | (445) | - |
| Changes in fair value of derivatives | **(95)** | (60) | 0 | (35) | - |
| Periodisation of inventory hedging effect | **(280)** | - | - | (280) | - |
| Change in accounting policy[1] | **(287)** | (216) | (71) | - | - |
| Gain/loss on sale of assets | **(656)** | (490) | (37) | (129) | - |
| Provisions | **(823)** | - | (823) | - | - |
| | | | | | |
| Purchases [net of inventory variation] | **29** | - | - | 132 | (103) |
| Operational storage effects | **132** | - | - | 132 | - |
| Eliminations | **(103)** | - | - | - | (103) |
| | | | | | |
| Operating and administrative expenses | **114** | 4 | (8) | 118 | - |
| Other adjustments | **1** | 1 | - | - | - |
| Gain/loss on sale of assets | **2** | 3 | (1) | - | - |
| Provisions | **111** | - | (7) | 118 | - |
| | | | | | |
| Depreciation, amortisation and net impairment losses | **(457)** | (604) | 302 | (155) | - |
| Impairment | **794** | - | 794 | - | - |
| Reversal of impairment | **(1,399)** | (604) | (640) | (155) | - |
| Provisions | **148** | - | 148 | - | - |
| | | | | | |
| Exploration expenses | **276** | 7 | 269 | - | - |
| Impairment | **287** | 7 | 280 | - | - |
| Cost accrual changes | **(11)** | - | (11) | - | - |
| | | | | | |
| Sum of adjustments to net operating income | **(2,178)** | (1,359) | (367) | (350) | (103) |
| | | | | | |
| Adjusted earnings [5] | **17,959** | 13,047 | 3,435 | 1,556 | (79) |
| | | | | | |
| Tax on adjusted earnings | **(11,265)** | (9,514) | (992) | (707) | (53) |
| | | | | | |
| Adjusted earnings after tax [5] | **6,693** | 3,533 | 2,443 | 849 | (132) |

1) Change in accounting policy for lifting imbalances.

| Items impacting net operating income in the third quarter of 2019 (in USD million) | Equinor group | Exploration & Production Norway | Exploration & Production International | Marketing, Midstream & Processing | Other |
|---|---|---|---|---|---|
| Net operating income/(loss) | **(469)** | 2,558 | (2,261) | (757) | (8) |
| | | | | | |
| Total revenues and other income | **(258)** | (818) | 116 | 453 | (9) |
| Changes in fair value of derivatives | **383** | (8) | - | 392 | - |
| Periodisation of inventory hedging effect | **61** | - | - | 61 | - |
| Over-/underlift | **147** | 30 | 116 | - | - |
| Gain/loss on sale of assets | **(849)** | (840) | - | - | (9) |
| | | | | | |
| Purchases [net of inventory variation] | **25** | - | - | 32 | (7) |
| Operational storage effects | **32** | - | - | 32 | - |
| Eliminations | **(7)** | - | - | - | (7) |
| | | | | | |
| Operating and administrative expenses | **501** | (5) | (8) | 514 | - |
| Over-/underlift | **(59)** | (5) | (54) | - | - |
| Provisions | **560** | - | 46 | 514 | - |
| | | | | | |
| Depreciation, amortisation and net impairment losses | **2,186** | - | 1,980 | 206 | - |
| Impairment | **2,190** | - | 1,984 | 206 | - |
| Reversal of Impairment | **(4)** | - | (4) | - | - |
| | | | | | |
| Exploration expenses | **608** | - | 608 | - | - |
| Impairment | **608** | - | 608 | - | - |
| Sum of adjustments to net operating income | **3,062** | (823) | 2,697 | 1,205 | (16) |
| | | | | | |
| Adjusted earnings [5] | **2,593** | 1,735 | 435 | 448 | (25) |
| | | | | | |
| Tax on adjusted earnings | **(1,516)** | (1,194) | (147) | (187) | 13 |
| | | | | | |
| Adjusted earnings after tax [5] | **1,077** | 540 | 289 | 261 | (13) |

**Adjusted earnings after tax by reporting segment**

| | Quarters | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q4 2019 | | | Q3 2019 | | | Q4 2018 | | |
| (in USD million) | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax |
| E&P Norway | 2,738 | (1,979) | 759 | 1,735 | (1,194) | 540 | 3,232 | (2,411) | 821 |
| E&P International | 247 | (112) | 134 | 435 | (147) | 289 | 774 | (282) | 491 |
| MMP | 524 | (233) | 291 | 448 | (187) | 261 | 319 | (174) | 144 |
| Other | 41 | (40) | 1 | (25) | 12 | (13) | 63 | 18 | 81 |
| Total Equinor consolidation | 3,550 | (2,364) | 1,186 | 2,593 | (1,516) | 1,077 | 4,387 | (2,850) | 1,537 |
| Effective tax rates on adjusted earnings | | | 66.6% | | | 58.5% | | | 65.0% |

| | Full year | | | | | |
|---|---|---|---|---|---|---|
| | 2019 | | | 2018 | | |
| (in USD million) | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax | Adjusted earnings | Tax on adjusted earnings | Adjusted earnings after tax |
| E&P Norway | 10,043 | (7,200) | 2,844 | 13,047 | (9,514) | 3,533 |
| E&P International | 1,997 | (633) | 1,364 | 3,435 | (992) | 2,443 |
| MMP | 1,541 | (729) | 813 | 1,556 | (707) | 849 |
| Other | (98) | 2 | (96) | (79) | (53) | (132) |
| Total Equinor consolidation | 13,484 | (8,559) | 4,925 | 17,959 | (11,265) | 6,693 |
| Effective tax rates on adjusted earnings | | | 63.5% | | | 62.7% |

**Reconciliation of adjusted earnings after tax to net income**

| | Quarters | | Reconciliation of adjusted earnings after tax to net income (in USD million) | | | Full year | |
|---|---|---|---|---|---|---|---|
| Q4 2019 | Q3 2019 | Q4 2018 | | | | 2019 | 2018 |
| 1,516 | (469) | 6,745 | Net operating income | A | | 9,299 | 20,137 |
| 1,258 | 1,174 | 3,470 | Income tax less tax on net financial items | B | | 7,611 | 11,970 |
| 257 | (1,642) | 3,275 | Net operating income after tax | C = A-B | | 1,688 | 8,167 |
| 2,034 | 3,062 | (2,358) | Items impacting net operating income[1] | D | | 4,185 | (2,178) |
| 1,106 | 342 | (620) | Tax on items impacting net operating income | E | | 948 | (705) |
| 1,186 | 1,077 | 1,537 | Adjusted earnings after tax [5] | F = C+D-E | | 4,925 | 6,693 |
| (495) | 340 | (179) | Net financial items | G | | (7) | (1,263) |
| 8 | 196 | 270 | Tax on net financial items | H | | 170 | 635 |
| (230) | (1,107) | 3,367 | Net income | I = C+G+H | | 1,851 | 7,538 |

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

**Adjusted earnings Marketing, Midstream & Processing (MMP) break down**

| | Quarters | | Change | Adjusted earnings break down | Full year | | |
|---|---|---|---|---|---|---|---|
| Q4 2019 | Q3 2019 | Q4 2018 | Q4 on Q4 | (in USD million) | 2019 | 2018 | Change |
| **262** | 194 | 257 | 2% | Natural Gas Europe | 801 | 946 | (15%) |
| **35** | (33) | 13 | >100% | Natural Gas US | (27) | 92 | N/A |
| **96** | 253 | 3 | >100% | Liquids | 538 | 205 | >100% |
| **131** | 33 | 45 | >100% | Other | 229 | 312 | (27%) |
| **524** | 448 | 319 | 64% | Adjusted earnings MMP | 1,541 | 1,556 | (1%) |

**Adjusted exploration expenses**

| | Quarters | | Change | Adjusted exploration expenses | Full year | | |
|---|---|---|---|---|---|---|---|
| Q4 2019 | Q3 2019 | Q4 2018 | Q4 on Q4 | (in USD million) | 2019 | 2018 | Change |
| **180** | 179 | 233 | (23%) | E&P Norway exploration expenditures | **617** | 573 | 8% |
| **299** | 243 | 295 | 1% | E&P International exploration expenditures | **968** | 865 | 12% |
| **479** | 422 | 528 | (9%)[1] | Group exploration expenditures | **1,584** | 1,438 | 10%[2] |
| **61** | 39 | 16 | >100% | Expensed, previously capitalised exploration expenditures | **120** | 68 | 78% |
| **(103)** | (201) | (138) | (26%) | Capitalised share of current period's exploration activity | **(507)** | (390) | 30% |
| **43** | 611 | 36 | 19% | Impairment (reversal of impairment) | **657** | 289 | >100% |
| **480** | 871 | 442 | 9% | Exploration expenses according to IFRS | **1,854** | 1,405 | 32% |
| **(43)** | (608) | (25) | 72% | Items impacting net operating income[3] | **(651)** | (276) | >100% |
| **437** | 263 | 417 | 5% | Adjusted exploration expenses | **1,203** | 1,128 | 7% |

1) 26 wells with activity with 10 completed in the fourth quarter of 2019 compared to 21 wells with 9 completed in the fourth quarter of 2018.
2) 58 wells with activity with 42 wells completed in 2019 compared to 36 wells with 24 completed in 2018.
3) For items impacting net operating income, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

**Calculated ROACE**

| Calculated ROACE based on Adjusted earnings after tax and capital employed [5] (in USD million, except percentages) | 31 December 2019 | 2018 |
|---|---|---|
| Adjusted earnings after tax (A) | **4,925** | 6,693 |
| Average capital employed (B) | **54,637** | 55,704 |
| Calculated ROACE based on Adjusted earnings after tax and capital employed (A/B) | **9.0%** | 12.0% |

**Calculation of capital employed and net debt to capital employed ratio**

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

| Calculation of capital employed and net debt to capital employed ratio (in USD million) | | At 31 December 2019 | At 30 September 2019 | At 31 December 2018 |
|---|---|---|---|---|
| Shareholders' equity | | **41,139** | 40,983 | 42,970 |
| Non-controlling interests | | **20** | 16 | 19 |
| Total equity | A | **41,159** | 40,999 | 42,990 |
| Current finance debt | | **4,087** | 4,375 | 2,463 |
| Non-current finance debt | | **24,945** | 24,401 | 23,264 |
| Gross interest-bearing debt | B | **29,032** | 28,776 | 25,727 |
| Cash and cash equivalents | | **5,177** | 6,838 | 7,556 |
| Current financial investments | | **7,426** | 7,203 | 7,041 |
| Cash and cash equivalents and financial investment | C | **12,604** | 14,041 | 14,597 |
| Net interest-bearing debt [10] | B1 = B-C | **16,429** | 14,735 | 11,130 |
| Other interest-bearing elements [1] | | **791** | 878 | 1,261 |
| Marketing instruction adjustment [2] | | **-** | – | (146) |
| Normalisation for cash-build up before tax payment (50% of Tax Payment) [3] | | **-** | 670 | - |
| Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5] | B2 | **17,219** | 16,283 | 12,246 |
| Lease liabilities | | **4,339** | 4,383 | - |
| Net interest-bearing debt adjusted [5] | B3 | **12,880** | 11,899 | 12,246 |
| **Calculation of capital employed [5]** | | | | |
| Capital employed | A+B1 | **57,588** | 55,734 | 54,120 |
| Capital employed adjusted, including lease liabilities | A+B2 | **58,378** | 57,282 | 55,235 |
| Capital employed adjusted [4] | A+B3 | **54,039** | 52,898 | 55,235 |
| **Calculated net debt to capital employed [5]** | | | | |
| Net debt to capital employed | (B1)/(A+B1) | **28.5%** | 26.4% | 20.6% |
| Net debt to capital employed adjusted, including lease liabilities | (B2)/(A+B2) | **29.5%** | 28.4% | - |
| Net debt to capital employed adjusted [4] | (B3)/(A+B3) | **23.8%** | 22.5% | 22.2% |

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Equinor´s Consolidated balance sheet. Following implementation of IFRS 16 this will not be adjusted for. In the calculation of "Net debt to capital employed adjusted," the adjustment for lease liabilities includes this element.
3) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.
4) Following implementation of IFRS16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers presented in this table include finance lease according to IAS17, adjusted for marketing instruction agreement, which in total represent 0.4%-point of the Net debt to capital employed by 31 December 2019. "Net debt to capital employed adjusted" based on similar adjustments as for 31 December 2018 is 24.2% by 31 December 2019.

**Net adjusted financial items 2019**

| Net adjusted financial items in the fourth quarter of 2019 (in USD million) | Interest income and other financial items | Net foreign exchange gains (losses) | Gains (losses) derivative financial instruments | Interest and other finance expenses | Net before tax | Estimated tax effect | Net after tax |
|---|---|---|---|---|---|---|---|
| Financial items according to IFRS | 210 | 23 | (308) | (421) | (495) | 8 | (487) |
| | | | | | | | |
| Foreign exchange (FX) impacts (incl. derivatives) | 1 | (23) | - | - | (22) | - | - |
| Interest rate (IR) derivatives | - | - | 308 | - | 308 | - | - |
| Fair value adjustment financial investments and other | (44) | - | - | - | (44) | - | - |
| | | | | | | | |
| Adjusted financial items | 167 | 0 | 0 | (421) | (254) | 8 | (246) |

| Net adjusted financial items in the full year of 2019 (in USD million) | Interest income and other financial items | Net foreign exchange gains (losses) | Gains (losses) derivative financial instruments | Interest and other finance expenses | Net before tax | Estimated tax effect | Net after tax |
|---|---|---|---|---|---|---|---|
| Financial items according to IFRS | 746 | 224 | 473 | (1,450) | (7) | 170 | 163 |
| | | | | | | | |
| Foreign exchange (FX) impacts (incl. derivatives) | (8) | (224) | - | - | (232) | - | - |
| Interest rate (IR) derivatives | - | - | (473) | - | (473) | - | - |
| Fair value adjustment financial investment and other | (28) | - | - | - | (28) | - | - |
| | | | | | | | |
| Adjusted financial items excluding FX and IR derivatives | 710 | - | - | (1,450) | (740) | 170 | (570) |

**Net adjusted financial items 2018**

| Net adjusted financial items in the fourth quarter of 2018 (in USD million) | Interest income and other financial items | Net foreign exchange gains (losses) | Gains (losses) derivative financial instruments | Interest and other finance expenses | Net before tax | Estimated tax effect | Net after tax |
|---|---|---|---|---|---|---|---|
| Financial items according to IFRS | 39 | 68 | (12) | (274) | (179) | 296 | 117 |
| | | | | | | | |
| Foreign exchange (FX) impacts (incl. derivatives) | (19) | (68) | - | - | (87) | - | - |
| Interest rate (IR) derivatives | - | - | 12 | - | 12 | - | - |
| Fair value adjustment financial investment | 86 | - | - | - | 86 | - | - |
| | | | | | | | |
| Adjusted financial items excluding FX and IR derivatives | 106 | - | - | (274) | (167) | 296 | 129 |

# USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses
- **Adjusted earnings after tax** – equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income to adjusted earnings as presented earlier in this report
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 2.9 billion in fourth quarter of 2019. Organic capital expenditures are capital expenditures excluding acquisitions, recognized leases and other investments with significant different cash flow pattern. In fourth quarter of 2019, a total of USD 0.3 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure were additions of right of Use (RoU) assets related to leases.

- **Free cash flow for the fourth quarter 2019** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 5.2 billion), taxes paid (negative USD 2.7 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 2.7 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.9 billion), dividend paid (negative USD 0.9 billion) and share buy-back (negative USD 0.4 billion), resulting in a free cash flow of negative USD 0.5 billion in fourth quarter of 2019

- **Free cash flow in 2019** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 21.8 billion), taxes paid (negative USD 8.3 billion), cash used in business combinations (negative USD 2.3 billion), capital expenditures and investments (negative USD 10.2 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (2.6 billion), dividend paid (negative USD 3.3 billion) and share buy-back (negative USD 0.4 billion), resulting in a negative free cash flow of USD 0.2 billion in 2019

**Adjusted earnings** adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2018 Annual Report and Form 20-F.

# FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", "in line with", "consistent" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations with respect to Equinor's start-up of projects through 2026; organic cash flow from 2020 to 2023 and ROACE in 2023; plans to achieve improvements with a cash flow effect of more than USD 3 billion from 2020 to 2025 through digital solutions and new ways of working; aims and ambitions with respect to the energy transition, including to strengthen Equinor's position on carbon efficiency operation, to reach carbon neutral global operations by 2030, to develop as a global offshore wind major and to reduce the net carbon intensity of energy produced by 2050; expectations to achieve a production capacity of 4 to 6 GW from renewable projects and to increase capacity further to 12 to 16 GW towards 2035; Johan Sverdrup field, including the repayment of phase 1 investment by the end of 2020 and the field reaching plateau during summer 2020; aims and ambitions with respect to renewable energy, including adding 2.8 GW of renewable electricity capacity; market outlook and future economic projections and assumptions; production growth in 2020 and through 2026; CAGR for the period 2019 - 2026; organic capital expenditures through 2023; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group and to target a 5% improvement towards 2021; scheduled maintenance activity and the effects on equity production thereof; expected dividend payments and dividend subscription price; share buy-back programme, including expectations regarding the timing and amount to be purchased using the remaining part of the first tranche of the programme, the launch of the second tranche and the redemption of the Norwegian State's shares; provisions and contingent liabilities, including with respect to future cash outflows relating to the Agbami field redetermination in Nigeria, Equinor's response to Norwegian tax authorities regarding internal pricing on certain transactions and Equinor's constitutional challenge of the ICMS in Brazil; and planned and announced acquisitions and divestments, including the timing and impact thereof, including the acquisition of a 50% interest in SPM Argentina S.A. from Schlumberger Production Management Holding Argentina B.V.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (including section 2.11 Risk review - Risk factors thereof). Equinor's 2018 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

The achievement of Equinor's net carbon intensity ambition depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions, Equinor's ability to meet its climate ambitions will be impaired.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

# END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See "Use and reconciliation of non-GAAP financial measures" in the report for more details. For ROACE, see table Calculated ROACE in the Supplementary disclosures.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm's-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.